SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2006

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Announces Traffic Statistics for September 2006

São Paulo, October 6, 2006 – GOL (NYSE: GOL and Bovespa: GOLL4), Brazil’s low fare, low cost airline, today released preliminary passenger statistics for the month of September 2006. System-wide passenger traffic (RPK) and capacity (ASK) increased 47% year-over-year. GOL’s system load factor for the month of September 2006 was 76%.

Domestic passenger traffic (RPK) and capacity (ASK) for September increased 41%. GOL’s domestic load factor for the month of September 2006 was 76%. International passenger traffic (RPK) and capacity (ASK) for September increased 150%. International load factor for the month of September 2006 was 72%. Yield per passenger kilometer increased 4% versus September 2005, and average stage length (passenger trip) increased 9%.

Operating Data	September	September	Change
	2006 *	2005 *	(%)
Total System
ASK (mm) (1)	1,728.4	1,178.1	46.7%
RPK (mm) (2)	1,305.5	890.0	46.7%
Load Factor (3)	75.5%	75.5%	+0.0 p.p.
Domestic Market
ASK (mm) (1)	1,562.5	1,111.7	40.6%
RPK (mm) (2)	1,185.5	842.0	40.8%
Load Factor (3)	75.9%	75.7%	+0.2 p.p.
International Market
ASK (mm) (1)	165.9	66.4	149.8%
RPK (mm) (2)	120.0	48.0	150.0%
Load Factor (3)	72.3%	72.3%	+0.0 p.p.
(*) September 2006 - preliminary data; final data for September 2005.

(1) Available seat kilometers represents the aircraft seating capacity multiplied by the number of kilometers the seats are flown.
(2) Revenue passenger kilometers represents the numbers of kilometers flown by revenue passengers.
(3) Load factor represents the percentage of aircraft seating capacity that is actually utilized (calculated by dividing revenue passenger kilometers by available seat kilometers).

GOL passenger flows and load factors during the first week of October are at expected levels. During 2Q06, planned capacity additions facilitated an increase in ASKs of approximately 46% versus 3Q05. On September 30, GOL received aircraft PR-GTF, the sixth new Boeing 737-800 to be incorporated into the Company’s fleet this year since the first was received in July. RPKs in 3Q06 increased approximately 56% versus 3Q05. Preliminary figures for the third quarter, show that GOL achieved a load factor of 78.8%, a passenger yield of approximately R$24.5 cents, and net operating revenues per ASK (“RASK”) of approximately R$20.8 cents. Operating expenses per ASK increased in the quarter due to higher fuel prices, scheduled maintenance, increased landing fees, an increase in headcount related to the planned addition of eight aircraft during 4Q06, and higher depreciation. For 3Q06, the Company estimates an operating cost per ASK (“CASK”) of approximately R$16.3 cents.

Since September 29, GOL has mobilized resources to assist the families of the 154 victims of the accident that downed Flight 1907. The Company maintains its normal operations.

CONTACT:

Investor Relations	Corporate Communications
Ph: (5511) 3169 6800	Ph: (5511) 3169 6449
E-mail: ri@golnaweb.com.br	E-mail: rcorbioli@golnaweb.com.br
www.voegol.com.br/ir
Media – U.S. & Europe
Media – Brazil & Latin America	Edelman; G. Juncadella and M. Smith
MVL Comunicação; Camila Silva	Ph: +1 (212) 704-4448 / 704-8196
Ph: (5511) 3049-0343 / 3049-0341	E-mail: gabriela.juncadella@edelman.com
e-mail: Camila@mvl.com.br	meaghan.smith@edelman.com

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 06, 2006

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Executive Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.